Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Aprea Therapeutics, Inc. for the registration of common stock, preferred stock, debt securities, warrants, rights to purchase common stock, preferred stock, debt securities or units, as well as units that include any of these securities and to the incorporation by reference therein of our report dated March 30, 2023, with respect to the consolidated financial statements of Aprea Therapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2022 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Iselin, New Jersey

January 24, 2024